08031440

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

FEB 29 2008

Washington, DC

SEC FILE NUMBER
8- 52610

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABI Capital Management, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Nineteenth Street North
(No. and Street)

Birmingham	AL	35203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carlton Martin — 205.320.0310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Caston Long & Company, LLC
(Name – *if individual, state last, first, middle name*)

2100 SouthBridge Parkway	Birmingham	Al	35209
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 3 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BEST AVAILABLE COPY

OATH OR AFFIRMATION

I, Carlton Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABI Capital Management, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC STATE OF GEORGIA AT LARGE
MY COMMISSION EXPIRES: July [illegible]

Carlton Martin
Signature

FINOP
Title

[illegible]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABI Capital Management, LLC
December 31, 2007

PAGE NO.

Caston Long & Company, LLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
ABI Capital Management, LLC
Birmingham, Alabama

We have audited the accompanying statement of financial condition of ABI Capital Management, LLC (the Company) as of December 31, 2007 and the related statement of income and members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based in our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of ABI Capital Management, LLC at December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principle.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17 a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Caston Long & Company LLC

February 23, 2008

Member
American Institute of CPAs   Alabama Society of CPAs

2100 SouthBridge Parkway SouthBridge • Suite 650 Birmingham, Alabama 35209
Telephone 205.414.7520   Facsimile 205.854.4904

ABI CAPITAL MANAGEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Cash and equivalents	$	329,633
Commissions receivable		1,942
Prepaid assets		405
Total current assets		331,980
Total assets	$	331,980

LIABILITIES AND MEMBERS' EQUITY

Accounts payable	$	86,124
Accrued expenses		3,880
Total current liabilities		90,004
Members' equity		241,976
Total liabilities and members' equity	$	331,980

ABI CAPITAL MANAGEMENT, LLC
STATEMENT OF INCOME (LOSS) and MEMBERS' EQUITY
For the Year Ended December 31, 2007

REVENUES	
Commissions	$ 320,102
Total revenue	320,102
OPERATING EXPENSES	
Selling	40,437
General and administrative	36,648
Rent	22,209
Salaries and wages	298,427
Other	23,702
Total expenses	421,423
Revenue (loss) from operations	(101,321)
OTHER INCOME	48,082
Net income (loss)	(53,239)
MEMBERS' EQUITY AT JANUARY 1,	326,001
Adjustment	(30,786)
MEMBERS' EQUITY AT DECEMBER 31	$ 241,976

See the accompanying notes and auditors' report

ABI CAPITAL MANAGEMENT, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$	(53,239)
Changes in operating assets and liabilities:		
Commissions receivable		(1,393)
Municipal syndicate profits receivable		78,986
Prepaid expenses		206
Accounts payable		(2,486)
Accrued expenses		(270)
Net cash provided (used) by operating activities		21,804
Net increase (decrease) in cash		21,804
Cash at the beginning of the year		307,829
Cash at the end of the year	$	329,633

See accompanying notes and auditors' report

Caston Long & Company, LLC
Certified Public Accountants and Consultants

ABI CAPITAL MANAGEMENT, LLC
Notes to Financial Statements

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of ABI Capital Management, LLC (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representative of the members who are responsible for their integrity and objectivity. The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

Formation And Scope of Operations -

ABI Capital Management, LLC is an Alabama limited company and began operations in November 2000. The Company is located in Birmingham, Alabama.

The various financial services provided to clients by the Company include:

- Conducting business as a broker-dealer in selling corporate debt securities;
- Underwriting/Seller group participant;
- United States Government Securities broker;
- Municipal securities broker; and
- Investment advisory services.

The company is registered with the Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), created in July 2007 through the consolidation of National Association of Securities Dealers (NASD), Inc. and the enforcement and arbitration functions of the New York Stock Exchange.

Estimates –

The preparation of financial statements in conformity with accepted accounting principles generally accepted in the United States of America requires management to make estimates concerning certain assets and liabilities at the date of the financial statements and certain revenues and expenses during the reporting period. Actual results could differ from these estimates.

Clearing Agreement -

The Company clears its customer transactions through another broker-dealer on a fully disclosed basis.

ABI CAPITAL MANAGEMENT, LLC
Notes to Financial Statements

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (Continued)

Clearing Agreement – (continued)

The Company maintains a clearing deposit with its clearing broker. The deposit amount at December 31, 2007 was $ 25,030.

Recognition of Revenues -

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Underwriting revenues are recorded at the time a transaction is completed and the related income is reasonable determinable.

Income Taxes -

The Company is treated as a partnership for federal and state income tax purposes. Consequently, federal and state income taxes are not payable by, or provided for, the Company. Members are taxed individually on their pro rata shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

NOTE B LEASES

The Company leases its facilities under a non-cancelable operating lease. Future minimum lease payments under these circumstances are:

Year ending December 31,	2008	$ 22,209
	2009	22,209
	2010	23,209
	2011	23,209
	2012	23,209
		$ 114,045

Rent expense under leases was $ 22,209 for the year ended December 31, 2007.

NOTE C NET CAPITAL REQUIREMENTS

ABI Capital Management, LLC is subject to net capital rules requirements of the Uniform Net Capital Rule (SEC rule 15c3-1) the Securities Exchange Act of 1934, which requires the maintenance of a minimum net capital and requires that the ratio of

ABI CAPITAL MANAGEMENT, LLC
Notes to Financial Statements

NOTE C NET CAPITAL REQUIREMENTS, (Continued)

aggregate indebtedness to net capital, both as defined, shall not exceed 800 percent of its net capital at all times.

The Company is a registered introducing broker participating in firm commitments as an underwriter. The rules require that ABI Capital Management, LLC maintain a minimum net capital of not less than $ 100,000. At December 31, 2007, the Company's net capital of $ 234,967 was 62.0 percent of aggregate indebtedness and $ 134,967 in excess of the minimum net capital required.

NOTE D RECEIVABLES FROM BROKER DEALERS and ALLOWANCE for DOUTBFUL ACCOUNTS

The balance presented as receivable from broker dealers consist of commissions due from trades and underwriting fees earned from participating in municipal bond purchases and sales as an underwriter/seller group participate. Due to the nature of the company's business and underwriter's contracts in effect for bond issues, no allowance for doubtful accounts is necessary.

NOTE E PRIOR PERIOD ADJUSTMENT

The balance of members' equity at the end of 2006 was overstated by $ 30,786 due to the understatement of commissions payable earned by a member salesman. The error has been reflected as a decrease in income for that year and has been retroactively debited as a decrease in beginning members' equity as of January 1, 2007.

Members' equity appears as follows:

Members' equity, January 1, 2007 (as previously reported)	$ 326,001
Adjustments, as reported above	(30,786)
Reinstated as of January 1, 2007	295,215
Net income (loss), current year	(53,239)
Members' equity, December 31, 2007	$ 241,976

Caston Long & Company, LLC
Certified Public Accountants and Consultants

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
ABI Capital Management, LLC

We have audited the accompanying financial statements of ABI Capital Management, LLC as of and for the year ended December 31, 2007, and have issued our report thereon dated February 23, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Caston Long + Company, LLC

February 23, 2008

Member
American Institute of CPAs Alabama Society of CPAs

2100 SouthBridge Parkway SouthBridge • Suite 650 Birmingham, Alabama 35209
Telephone 205.414.7520 Facsimile 205.854.4904

ABI CAPITAL MANAGEMENT, LLC
Computation of Net Capital Under Rule
15c - 3 -1 of the Security and Exchange Commission
As of December 31, 2007

Net Capital:	
Total members' equity qualified for net capital	$ 241,976
Deductions and/or charges:	
Nonallowable assets:	
Amount in excess of required clearing account	30
Other assets	2,348
	2,378
Net capital before haircuts on security positions	239,598
Haircuts on securities:	
Money market securities	4,356
Certificates of deposit	275
	4,631
Net Capital	$ 234,967
Aggregate indebtedness:	
Items included in the statement of financial condition	
Accounts payables	$ 86,124
Payroll liabilities	3,880
Total aggregate indebtedness	$ 90,004
Computation of basic net capital requirement:	
Minimum net capital required	$ 6,000
Excess net capital at 1500%	$ 228,967
Excess net capital @ 1,000%	$ 225,966
Ratio: Aggregate indebtedness to net capital	0.38 to 1

Caston Long & Company, LLC
Certified Public Accountants and Consultants

ABI CAPITAL MANAGEMENT, LLC
Computation of Net Capital Under Rule
15c - 3 -1 of the Security and Exchange Commission
As of December 31, 2007

Reconciliation with company's computation (included in Part II of Form X-17a - 5 as of December 31, 2004)		
Net capital as reported in Company's Part II (unaudited) FOCUS report	$	234,967
Audit differences, if any		-
Net capital per audit	$	234,967

Caston Long & Company, LLC
Certified Public Accountants and Consultants

Schedule II

ABI Capital Management, LLC
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission
As of December 31, 2007

The Company is exempt from SEC Rule 15c3-3 under the exemptive provisions of the rule. All customer transactions cleared through another broker-dealer on a fully disclosed basis. The Company does not carry security accounts for customers.

Schedule III

ABI Capital Management, LLC
Information Relating to Possession or Control
Requirements Under Rule 15c 3-4 of the
Securities and Exchange Commission
As of December 31, 2007

The Company is exempt from SEC Rule 15c3-3 under the exemptive provisions of the rule. The Company does not carry securities accounts for customers. All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Caston Long & Company, LLC

Certified Public Accountants and Consultants

**Report on Internal Control Required
By SEC Rule 17a-5 for a
Broker-Dealer Claiming an Exemption
From SEC rule 15c 3-3**

To the Board of Directors
ABI Capital Management, LLC
Birmingham, Alabama

In planning and performing our audit of ABI Capital Management, LLC (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-4. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures

are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against the loss from authorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Security Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified partied.

Caston Long & Company, LLC

February 23, 2008

END

Caston Long & Company, LLC